Exhibit 12.1
PINNACLE WEST CAPITAL CORPORATION
COMPUTATION OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Twelve Months Ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations	$213,557	$298,744	$316,265	$227,288	$242,887
Income taxes	65,407	150,910	155,855	129,533	133,771
Fixed charges	241,976	235,705	225,119	214,430	214,803

Total earnings	$520,940	$685,359	$697,239	$571,251	$591,461

Fixed Charges:
Interest expense	$216,290	$208,521	$196,826	$185,087	$183,527
Estimated interest portion of annual rents	25,686	27,184	28,293	29,343	31,276

Total fixed charges	$241,976	$235,705	$225,119	$214,430	$214,803

Ratio of Earnings to Fixed Charges (rounded down)	2.15	2.90	3.09	2.66	2.75